Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

January 27, 2014

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

United States Securities and Exchange

    Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabine Pass Liquefaction, LLC
Registration Statement on Form S-4
Filed December 27, 2013
File No. 333-192373

Dear Ms. Ransom:

Set forth below are the responses of Sabine Pass Liquefaction, LLC, a Delaware limited liability company (“Sabine Pass Liquefaction,” “the Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 14, 2014, with respect to Sabine Pass Liquefaction’s Registration Statement on Form S-4 filed with the Commission on December 27, 2013, File No. 333-192373 (the “Form S-4”).

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2 to the Form S-4 filed with the Commission on the date hereof, unless indicated otherwise.

General

1.	We note that you completed a private placement of 2022 Sabine Pass Liquefaction Senior Notes in November 2013. Please provide us with your analysis as to why the private placement should not be integrated with the registered transaction. Please refer to Securities Act Release 33-8828 and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Response:

The Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Commission in Securities Act Release 33-8828 (August 3, 2007) (“Release 8828”) and the guidance provided by the Staff in Question 139.25 of the Securities Act Compliance and Disclosure Interpretations (the “C&DI”), the issuance of notes in the private

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January 27, 2014

placement on November 25, 2013 should not be integrated with the public offering that is the subject of the Form S-4 (the “Registered Offering”). Under the Exxon Capital line of no-action letters, Rule 144A transactions are designed so that persons reselling restricted securities in compliance with Rule 144A are deemed not to be engaged in a distribution of the securities and therefore are not “underwriters” within the meaning of Securities Act Sections 2(11) and 4(1). Accordingly, when an issuer sells debt to initial purchasers, the transaction is exempt from registration under Securities Act Section 4(2). In addition, when the initial purchasers resell the restricted securities to qualified institutional buyers (“QIBs”) without registration, the transaction is made in reliance on the safe harbor under Securities Act Section 4(1).

In Release 8828, the Commission stated its position that the filing of a registration statement does not preclude a company from engaging in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The C&DI confirms that in the situation of concurrent public and private offerings, only the guidance set forth in Release 8828 applies and private placements of securities may be conducted following the filing of a registration statement without regard to the Rule 502(a) five factor integration analysis. Instead, the determination is to be based on whether the investors in the private placement were solicited by a registration statement or through some other means that would otherwise not foreclose the availability of the Securities Act Section 4(2) exemption. As an example, the Staff stated that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Securities Act Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort”, then the private placement could be conducted after the filing of the registration statement.

Morgan Stanley & Co. LLC, Mizuho Securities USA Inc., RBC Capital Markets, LLC, SG Americas Securities, LLC, HSBC Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Lloyds Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Scotia Capital (USA) Inc., Credit Agricole Securities (USA) Inc., ING Financial Markets LLC, Banca IMI S.p.A., Standard Chartered Bank, J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Santander Investment Securities Inc., CIBC World Markets Corp. and Deutsche Bank Securities Inc. were the initial purchasers (the “Initial Purchasers”) in the November 25, 2013 private placement and were initial purchasers in the private placements completed in February 1, 2013 and April 16, 2013 that are the subject of the Registered Offering. Goldman, Sachs & Co. (“Goldman”) is also an initial purchaser in the November 25, 2013 private placement. Although Goldman was not an initial purchaser in the February 1, 2013 and April 16, 2013 private placements, Goldman has a historical relationship with Cheniere Energy, Inc., the Company’s ultimate parent, and has participated in a number of offerings of Cheniere Energy, Inc. and its subsidiaries, including the recently completed initial public offering of Cheniere Energy Partners LP Holdings, LLC.

The Company believes that the November 25, 2013 private placement fits both the requirements for Rule 144A and the Exxon Capital interpretive letters as well as the underlying rationales for permitting these transactions.

January 27, 2014

In connection with the November 25, 2013 private placement, the Company believes it may rely on Section 4(2) for the issuance of Company debt to the Initial Purchasers because the Initial Purchasers were also initial purchasers in the prior private placements or otherwise had a prior relationship with the Company and, therefore were not solicited via the Form S-4. Indeed, the Form S-4 was not referred to in connection with the solicitation of the Initial Purchasers. Similarly, the Initial Purchasers may rely on Section 4(1) for the sales to QIBs because the QIBs were customary clients of the Initial Purchasers with whom the Initial Purchasers had prior business relationships. As is customary, the Initial Purchasers took reasonable steps to ensure that the purchasers were aware that the Initial Purchasers were relying on Rule 144A for purposes of compliance with Section 5 of the Securities Act. In this regard, the offering memorandum for the November 25, 2013 private placement specifically disclosed that the offering was made pursuant to Rule 144A. Moreover, the exchange offer for the November 25, 2013 securities will be made pursuant to a registration statement that is separate from the Form S-4 for the exchange offer related to the earlier private placements.

The Company was advised by the Initial Purchasers of the following factors that, together with the Company’s conduct, demonstrate that the November 25, 2013 private placement should not be integrated with the Registered Offering and is consistent with the requirements of Release 8288:

1.	Investors in the November 25, 2013 private placement were provided preliminary and final private offering memoranda. In addition, the offering memoranda clearly indicated that the securities were offered pursuant to Rule 144A and were not offered pursuant to a public offering;

2.	Investors in the November 25, 2013 private placement entered into their own registration rights agreement separate and apart from the earlier private placements, and it was and is the Company’s intention to separately register those securities; and

3.	The investors in the November 25, 2013 private placement consisted only of qualified institutional buyers within the meaning of Rule 144A of the Securities Act.

Further, the Company did not make copies of the prospectus contained in the Form S-4 relating to the Registered Offering available to investors in the November 25, 2013 private placement, and none of the investors in the November 25, 2013 private placement independently contacted the Company regarding the Form S-4 or the prospectus contained therein. Moreover, there was no discussion of the filed Form S-4 with the investors in the private placement by the Company.

The Company believes that in light of the above factors, the filing of the Form S-4 did not serve as a general solicitation or general advertising for the November 25, 2013 private placement and as such did not foreclose the availability of the exemption from registration provided by Securities Act Section 4(2).

January 27, 2014

Audited Financial Statements of Sabine Pass Liquefaction, LLC

Note 12 – Related Party Transactions, page F-19

2.	We note your response to comment 23 in our letter dated December 13, 2013. Regarding your determination that footnote disclosure quantifying the development expense funded by Sabine Pass Liquefaction Expansion, LLC and the future impact to you of the funding by affiliates of Trains 5 and 6 was not necessary nor was the inclusion in your financial statements of Train 5 and 6 development expenses, please respond to the following comments.

•	Please explain how management concluded development costs incurred to date for Trains 5 and 6 were not required to be recorded by you. Please include in your response how management determined the expenses were not applicable to you and were not incurred on your behalf. Refer to ASC 225-10-S99.

•	You disclose you are developing Trains 5 and 6 and you plan on constructing six trains. If the development costs are not being incurred on your behalf, please clarify for us your basis for disclosing you are developing Trains 5 and 6. In this regard we note the FEED agreement was entered into by Sabine Pass Liquefaction, the entity obligated, funding and recording the cost of development of the trains.

•	We note your revised disclosure on page F-28 to clarify development costs relate to Trains 1 through 4. Please revise your disclosure on page F-8 as well to clarify your disclosure.

Response:

We acknowledge the Staff’s comment and consistent with our disclosure that we plan on constructing six trains, in the future, the development costs (including affiliate) relating to Trains 5 and 6 will be recorded by us. In the quarter ended December 31, 2013, the $6.8 million of costs previously funded and recorded by our affiliate will be recorded by us as development expenses, and our parent will be deemed to have made a non-cash capital contribution to us (which will be recorded in member’s equity).

We performed materiality assessments to evaluate whether the development costs for Trains 5 and 6 would be material to our December 31, 2012 and September 30, 2013 financial statements taken as a whole. We also performed a materiality assessment to evaluate whether recording inception to date development costs for Trains 5 and 6 in the fourth quarter of 2013 would be material to the quarter or inception to date losses. We have provided a summary of the results of our materiality assessments below.

For the year ended December 31, 2012, our parent incurred $0.2 million of development expenses (including affiliate) related to the development of Trains 5 and 6. These development expenses represented 0.3% of our net loss for the year end December 31, 2012 and 0.2% of our inception to December 31, 2012 net loss. In addition, because these amounts were paid by an affiliate and did not represent cash outflows of the Company, there was no impact to the sub-totals on our cash flow statement or to our balance sheet.

For the nine months ended September 30, 2013, our parent incurred $6.6 million of development expenses (including affiliate) related to the development of Trains 5 and 6. These development expenses represented 4.5% of our net loss for the nine months ended September 30, 2013, and 2.3% of our inception to September 30, 2013 net loss. In addition, because these amounts were paid by an affiliate and did not represent cash outflows of the Company, there was no impact to the sub-totals of our cash flow statement or to our balance sheet. We also note that recording the amount in the quarter ended December 31, 2013 had an estimated impact on our fourth quarter 2013 net loss of approximately 5%. The estimated impact on the year ended December 31, 2013 net loss was 2%.

A number of qualitative factors were also evaluated as part of our materiality assessments, which included, but were not limited to, the following:

•	We are a development stage company with:

o	No revenues from operations;

o	Significant development, operating and capital expenditures to date;

o	No positive operating cash flow; and

o	A four year construction period where total costs are estimated to exceed $10 billion.

•	the development costs are non-cash and will be treated as an equity contribution from our parent;

•	the development costs did not mask earnings trends or change earnings to meet market expectations;

January 27, 2014

•	the impact of the development costs does not change a loss to a gain or vice versa;

•	if recorded in any prior period, the development costs do not impact compliance with existing covenants or regulatory requirements;

•	the timing and recordation of the development costs do not affect management compensation; and

•	the failure to record the development costs in any prior period did not conceal an unlawful transaction.

Based on materiality assessments we performed, we have concluded that if the development costs for Trains 5 and 6 recorded in the three months ended December 31, 2013 were instead recorded in the periods incurred by our parent such adjustments would not be material to our financial statements for such periods.

We have updated our disclosure regarding the recording of the $6.8 million of development costs subsequent to September 30, 2013 and the treatment of future development costs in Amendment No. 2 to the Form S-4; please see pages 21, 42 and F-28. Our disclosure includes the fact that such items will be reflected as development expenses and as a non-cash contribution from our parent recognized directly in member’s equity. In addition, we have revised our disclosure on page F-8 to clarify that development costs related to Trains 1 through 4 are consistent with our revised disclosure on page F-28.

Unaudited Interim Financial Statements of Sabine Pass Liquefaction, LLC

Statements of Cash Flows, page F-26

3.	We note your response to comment 24 in our letter dated December 13, 2013. Please tell us your consideration of disclosing the impairment related to the terminal use agreement to clarify the “non-cash” maintenance expense in the statement of cash flows as well as including disclosure similar to your response.

Response:

In response to the Staff’s comment, we have revised the disclosure on page F-40 of Amendment No. 2 to the Form S-4 to disclose the impairment related to the terminal use agreement to clarify the “non-cash” maintenance expense in the statement of cash flows as well as to include disclosure similar to our previous response. Please see pages 69, F-18 and F-40 of Amendment No. 2 to the Form S-4.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-4764 scottolson@andrewskurth.com.

Very truly yours,

/s/ Scott L. Olson
Scott L. Olson